UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)


                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                       350 East Las Olas Blvd., Suite 1150
                          Ft. Lauderdale, Florida 33301
                                 (954) 727-2600
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 26, 2006
                                ----------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)   NAME OF REPORTING PERSON

      David Danzig
--------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      N/A
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                        (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

      NUMBER OF            (7)     SOLE VOTING POWER
      SHARES                       4,699,029
      BENEFICIALLY         --------------------------------------------------
      OWNED BY             (8)     SHARED VOTING POWER
      EACH                         0
      REPORTING            -----------------------------------------------------
      PERSON               (9)     SOLE DISPOSITIVE POWER
      WITH                         4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.02%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON IN

      This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule") filed on December 30, 2005 by David Danzig.

Item 4.  Purpose of Transaction.

      On October 26, 2006, the second amendment (the "Amendment") to the Agreement and Plan of Merger among Pipeline Data Inc. ("Pipeline"), Charge.com Acquisition, Inc., Charge.com, Inc., David Danzig and Gregory Danzig was entered into by Pipeline, David Danzig and Gregory Danzig, on behalf of himself and Kauai. Under the terms of the Amendment, the Danzigs and Kauai have been given additional time to determine whether to exercise their rights to cause Pipeline to purchase their shares of Pipeline common stock acquired in the merger of Charge.com, Inc. with Pipeline. Pursuant to the Amendment, if the Danzigs and Kauai want Pipeline to purchase their shares of Pipeline common stock, they must notify Pipeline of such decision between November 16, 2006 and November 30, 2006. If the Danzigs and Kauai notify Pipeline that they desire to have their shares repurchased, Pipeline has agreed to do so at a purchase price of $1.2625 per share by no later than December 29, 2006. In the event that Pipeline does not purchase the shares by such date, the purchase price to be paid by Pipeline will include accrued interest at the rate of 12% per annum based upon a per share purchase price of $1.2625 per share. A copy of the Amendment is filed herewith as Exhibit B.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A         Lock Up Agreement dated December 19, 2005 between the Issuer,
                  David Danzig and Gregory Danzig. *

Exhibit B         Second Amendment to Agreement and Plan of Merger dated
                  October 26, 2006 among Pipeline Data Inc., David Danzig and
                  Gregory Danzig.

-------------------------------
*Previously filed with the initial Schedule 13D of David Danzig.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 30, 2006


                              /s/ David Danzig
                              ----------------------
                                  David Danzig

                                    EXHIBIT B

                SECOND AMENDEMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment dated October 26, 2006 (this "Amendment") to that certain Agreement and Plan of Merger dated as of July 15, 2005 (the "Agreement") is entered into by and among Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of PPDA (the "Purchaser"), Charge.Com, Inc., a Florida corporation (the "Company"), the Shareholders. Capitalized terms not defined herein shall have the meaning ascribed to it in the Agreement.

WHEREAS, PPDA, the Purchaser, the Company and the Shareholders (the "Parties") have agreed that it is in their mutual best interest to extend the date by which PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX and

WHEREAS, the Parties have agreed that it is in their mutual best interest to raise the price at which PPDA would have to repurchase its shares put to it by the Shareholders, should the PPDA Common Stock not be listed on the Nasdaq or AMEX, as applicable, within the later of 90 days after Closing Date or the newly amended date by which the PPDA Common Stock be listed,

WHEREAS, the Parties have agreed that the Agreement as amended is in full force and effect.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree amend the Agreement as follows:

      I. The Parties agree that Section 3.9 of the Agreement be amended and restated in its entirety as follows:

      3.9   Listing of PPDA Common Stock

            At the earlier of the Closing Date or September 30, 2006, PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX, and thereafter will use its best efforts to list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX, as applicable.


      II. The Parties agree that Section 5.10 of the Agreement be amended and restated in its entirety as follows:

      5.10  Listing

      PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for $1.2625 per share ("Per Share Purchase Price")or to continue to hold such shares as quoted on the OTCBB and will inform PPDA between November 16th and 5:00 PM (Eastern Standard Time) November 30th , 2006. Should a Shareholder choose to have PPDA repurchase the shares of PPDA Common Stock issued to him or it under this Agreement, then PPDA agrees to do so by December 29, 2006. Payment made after December 29, 2006 will incur interest at the rate of 12% per annum based on the Per Share Purchase Price until the PPDA Common Stock is paid for in full.

      III. The Parties agree that Section 6.11 of the Agreement be amended and restated in its entirety as follows:

      6.11  Listing of PPDA Common Stock

            PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for the Per Share Purchase Price or to continue to hold such shares as quoted on the OTCBB and will inform PPDA between November 16th and 5:00 PM (Eastern Standard
      Time) on November 30th , 2006. Should a Shareholder choose to have PPDA repurchase the shares of PPDA Common Stock issued to him or it under this Agreement, then PPDA agrees to do so by December 29, 2006. Payment made after December 29, 2006 will incur interest at the rate of 12% per annum based on the Per Share Purchase Price until the PPDA Common Stock is paid for in full.

      IV. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

                            PIPELINE DATA INC.

                            By: /s/ MacAllister Smith
                                ---------------------
                            Title: Chief Executive Officer

                            SHAREHOLDERS:

                            /s/ Gregory Danzig
                            ------------------
                            Gregory Danzig, individually and as the duly
                            authorized representative of Kauai Investment Holdings, LLC

                            /s/ David Danzig
                            ----------------
                            David Danzig